Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191135
PROSPECTUS

7,731,776 Common Shares
offered by the Selling Shareholders

STAR BULK CARRIERS CORP.

The Selling Shareholders named in this prospectus may sell in one or more offerings pursuant to this registration statement up to 7,731,776 of our common shares that were previously acquired in private transactions. The Selling Shareholders may sell any or all of these common shares on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. Information on the Selling Shareholders and the times and manners in which they may offer and sell our common shares is described under the sections entitled "Selling Shareholders" and "Plan of Distribution" in this prospectus. While we will bear all costs, expenses and fees in connection with the registration of the common shares, we will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders.

Our common shares are listed on the Nasdaq Global Select Market under the symbol "SBLK".

An investment in these securities involves risks.  See the section entitled "Risk Factors" on page 10 of this prospectus, and other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 12, 2013

TABLE OF CONTENTS

PROSPECTUS SUMMARY	4
THE OFFERING	9
RISK FACTORS	10
USE OF PROCEEDS	13
PER SHARE MARKET PRICE INFORMATION	14
CAPITALIZATION	15
SELLING SHAREHOLDERS	16
PLAN OF DISTRIBUTION	17
DESCRIPTION OF CAPITAL STOCK	20
EXPENSES	27
LEGAL MATTERS	27
EXPERTS	27
WHERE YOU CAN FIND ADDITIONAL INFORMATION	27

ABOUT THIS PROSPECTUS

As permitted under the rules of the Securities and Exchange Commission, or the Commission, this prospectus incorporates important business information about us that is contained in documents that we have previously filed with the Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Commission at www.sec.gov, as well as other sources. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Star Bulk Carriers Corp., c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi, 15124, Athens, Greece. See "Where You Can Find Additional Information."

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the Selling Shareholders authorize any person to provide information other than that provided in this prospectus and the documents incorporated by reference. The Selling Shareholders are not making an offer to sell common shares in any state or other jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus regardless of its time of delivery, and you should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "Star Bulk," the "Company," "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries, and the "Selling Shareholders" refers to those of our stockholders described in "Selling Shareholders" beginning on page 13 of this prospectus. In addition, we use the term deadweight, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company, and our principal executive office is located outside of the United States in Greece. Most of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus includes "forward-looking statements," as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "would," "could" and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include; (i) the strength of world economies; (ii) fluctuations in currencies and interest rates; (iii) general market conditions, including fluctuations in charter hire rates and vessel values; (iv) changes in demand in the dry bulk shipping industry, including the market for our vessels; (v) changes in our operating expenses, including bunker prices, dry docking and insurance costs; (vi) changes in governmental rules and regulations or actions taken by regulatory authorities; (vii) potential liability from pending or future litigation; (viii) general domestic and international political conditions; (ix) potential disruption of shipping routes due to accidents or political events; (x) the availability of financing and refinancing; (xi) vessel breakdowns and instances of off-hire; and (xii) other important factors described from time to time in the reports filed by us with the Commission.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the sections entitled "Risk Factors" beginning on page 10 of this prospectus and in our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated herein by reference, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PROSPECTUS SUMMARY

The following summary provides an overview of certain information about us and this offering and may not contain all the information that is important to you. This summary is qualified in its entirety by, and should be read together with, the information contained in other parts of this prospectus and the documents we incorporate by reference. You should read this entire prospectus and the documents that we incorporate by reference carefully before making a decision about whether to invest in our securities.

Our Company

We are an international company providing worldwide transportation of drybulk commodities through our vessel-owning subsidiaries for a broad range of customers of major and minor bulk cargoes including iron ore, coal, grain, cement and fertilizer. We were incorporated in the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime. We merged with Star Maritime on November 30, 2007 and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.

We own and operate a fleet of 13 vessels consisting of five Capesize drybulk carriers and eight Supramax drybulk carriers with an average age of 10.8 years and a combined cargo carrying capacity of approximately 1,290,602 dwt. Our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We have entered into agreements for the construction of seven drybulk vessels each with fuel efficient specifications, including two 208,000 dwt Newcastlemax drybulk vessels with expected deliveries during the first half of 2016, respectively, one 209,000 dwt Newcastlemax drybulk vessel with an expected delivery during the first quarter of 2016, two 180,000 dwt Capesize drybulk vessels with expected deliveries in the fourth quarter of 2015 and first quarter of 2016, respectively, and two 61,000 dwt Ultramax drybulk vessels with expected deliveries during the fourth quarter of 2015, respectively. In addition, we have entered into letters of intent for the construction of two 60,000 dwt Ultramax drybulk vessels with fuel efficient specifications with expected deliveries in 2015. We refer to these nine newbuilding vessels throughout this prospectus supplement as our "Newbuilding Vessels". The aggregate purchase price of the Newbuilding Vessels is $366.9 million.

In addition to our owned vessels and the Newbuilding Vessels, we operate on behalf of affiliated and unaffiliated third-party owners, nine drybulk vessels, including four Capesize drybulk carriers, three Supramax drybulk carriers and two Panamax drybulk carriers.

Our Fleet

The following table presents summary information concerning our fleet as of the date of this prospectus:

Owned Vessels
Vessel Name	Drybulk Vessel Type	Size (dwt.)	Year Built	Daily Gross Hire Rate	Charter Type/ Month of Contract Expiry
Star Aurora	Capesize	171,199	2000	17,000	Time charter/August 2014
Star Big	Capesize	168,404	1996	25,000	Time charter/November 2015
Star Borealis(1)	Capesize	179,678	2011	27,000	Time charter/February 2014
Star Mega	Capesize	170,631	1994	24,500	Time charter/August 2014
Star Polaris	Capesize	179,546	2011	16,500	Time charter/January 2014
Star Cosmo (1)	Supramax	52,247	2005	15,500	Time charter/October 2013
Star Delta (1)	Supramax	52,434	2000	9,500	Time charter/October 2013
Star Epsilon (1)	Supramax	52,402	2001	9,750	Time charter/December 2013
Star Gamma	Supramax	53,098	2002	9,400	Time charter/June 2014
Star Kappa (1)	Supramax	52,055	2001	9,400	Time charter/October 2013
Star Omicron (1)	Supramax	53,489	2005	10,750	Time charter/December 2013
Star Theta	Supramax	52,425	2003	8,900	Time charter/January 2014
Star Zeta (1)	Supramax	52,994	2003	9,000	Time charter/November 2013
    (1) We consider these vessels to be employed in the spot market as a result of the short duration of their current charters.

Newbuilding Vessels

As used in this prospectus supplement, "SWS" refers to Shanghai Waigaoqiao Shipbuilding Co., "JMU" to Japan Marine United Corporation and "NACKS" to Nantong COSCO KHI Ship Engineering Co.

Vessel Name	Type	Size (dwt.)	Shipyard	Expected Delivery Date
Hull 1342	Newcastlemax	208,000	SWS	First Half 2016
Hull 1343	Newcastlemax	208,000	SWS	First Half 2016
Hull No. NE 198	Newcastlemax	209,000	NACKS	First Quarter 2016
Hull 1338	Capesize	180,000	SWS	Fourth Quarter 2015
Hull 1339	Capesize	180,000	SWS	First Quarter 2016
Hull No. NE 196	Ultramax	61,000	NACKS	Fourth Quarter 2015
Hull No. NE 197	Ultramax	61,000	NACKS	Fourth Quarter 2015
Star Bulk TBN(1)	Ultramax	60,000	JMU	Second Quarter 2015
Star Bulk TBN(1)	Ultramax	60,000	JMU	Third Quarter 2015
    (1) On June 7, 2013 and July 10, 2013 we entered into letters of intent, which are subject to the negotiation and execution of definitive documentation, with Japan Marine United Corporation, or JMU, for the construction of two 60,000 dwt Ultramax drybulk vessels with fuel efficient specifications and expected deliveries during 2015.

Vessels Under Management

Vessel Name	Type	Size (dwt.)	Year Built
Obelix (1)	Capesize	181,433	2011
Pantagruel(1)	Capesize	180,181	2004
Big Bang(1)	Capesize	174,109	2007
Big Fish(1)	Capesize	177,643	2004
Renascentia	Panamax	74,732	1999
Marto	Panamax	74,471	2001
Maiden Voyage(1)	Supramax	58,722	2012
Strange Attractor(1)	Supramax	55,742	2006
Serenity I	Supramax	53,688	2006
    (1) Vessels owned and controlled by Oceanbulk Shipping LLC, a company minority owned by Mrs. Milena Pappas, one of our directors.

Employment of Our Fleet

We actively manage the deployment of our owned fleet on time charters, which generally can last up to several years, and on spot or voyage charters. We currently charter six of our vessels on medium to long-term time charters with an average remaining term of approximately 0.87 years and seven of our vessels on short-term time charters, which are considered to be employed in the spot market due to the short duration of the charter agreements. All of the vessels that we manage, but do not own, are managed under the same strategy as the other vessels in our initial fleet.

Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under time, spot and voyage charters we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions. In all cases, we are responsible for the drydocking costs relating to each vessel. Our vessels operate worldwide within the trading limits imposed by our insurance terms and we do not operate our vessels in areas where United States, European Union or United Nations sanctions have been imposed.

Management of the Fleet

As of the date of this prospectus sixty-two of our sixty-four employees, through our wholly-owned subsidiaries Star Bulk Management Inc., or Star Bulk Management, and Starbulk S.A., are engaged in the day to day management of the vessels in our fleet. Our two other employees, our Chief Executive Officer and Chief Financial Officer, are also the senior management of Star Bulk Management. Star Bulk Management and Starbulk S.A. perform operational and technical management services for the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance. Star Bulk Management employs such number of additional shore-based executives and employees designed to ensure the efficient performance of its activities.

Star Bulk Management, our wholly owned subsidiary, is responsible for the management of the vessels. Star Bulk Management's responsibilities include, among other things, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels' taxes, negotiating charters for the vessels, managing the mix of various types of charters, developing and managing the relationships with charterers and the operational and technical managers of the vessels. Star Bulk Management subcontracts certain vessel management services to Starbulk S.A.

Starbulk S.A., our wholly owned subsidiary, provides the technical and crew management of all of our vessels. Technical management includes maintenance, drydocking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support.

Starbulk S.A. provides the crew and the technical management for all of our vessels and all the affiliated and unaffiliated third-party dry bulk vessels that we manage.

Crewing

Star Bulk Management is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet including our owned vessels and the third-party vessels. Star Bulk Management has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced and competent and trained personnel. Star Bulk Management is also responsible for insuring that seafarers' wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels. Star Bulk Management and Starbulk S.A. provide the crewing management for all the vessels in our fleet, including all of the third-party vessels.

Recent and Other Developments

Board of Directors

In July 2013, our Board of Directors, or our Board, increased the number of directors constituting the Board to six and appointed Mr. Roger Schmitz as a Class B director, pursuant to the terms and subject to the conditions of the stock purchase agreement that we entered into in May 2013, with certain new and existing investors, to backstop our equity rights offering, that was completed in July 2013.

On September 23, 2013 at our annual general meeting of shareholders, Mr. Petros Pappas and Mr. Spyros Capralos were reelected as Class C directors to serve for a term expiring at the 2016 annual general meeting of shareholders.

Loan Agreement Amendments

During the third quarter of 2013, we entered into amended loan agreements with our lenders, based on previously negotiated term sheets signed in December 2012 and described in our Annual Report on Form 20-F filed on March 20, 2013.

Vessel Acquisitions

On July 5, 2013, we entered into agreements with Shanghai Waigaoqiao Shipbuilding Co., or SWS, for the construction of two 180,000 dwt Capesize drybulk vessels with fuel efficient specifications and expected deliveries during the fourth quarter of 2015 and the first quarter of 2016, respectively. In August 2013, we paid the first installment of $28.8 million to SWS and the remaining amount is payable upon the delivery of each of the two Capesize drybulk vessels.

On June 7, 2013 and July 10, 2013 we entered into letters of intent, which are subject to the negotiation and execution of definitive documentation, with Japan Marine United Corporation, or JMU, for the construction of two 60,000 dwt Ultramax drybulk vessels with fuel efficient specifications and expected deliveries during 2015.

On September 23, 2013 we entered into agreements with SWS for the construction of two 208,000 dwt Newcastlemax drybulk vessels with fuel efficient specifications with expected deliveries during the first half of 2016.

On September 27, 2013, we entered into agreements with Nantong COSCO KHI Ship Engineering Co., or NACKS, for the construction of two 61,000 dwt Ultramax drybulk vessel and one 209,000 dwt Newcastlemax drybulk vessel, each with fuel efficient specifications and expected deliveries during the fourth quarter of 2015, fourth quarter of 2015 and first quarter of 2016, respectively.

The aggregate purchase price of the nine Newbuilding Vessels is $366.9 million.  In October 2013, we paid the first installment of $10.5 million to SWS relating to the purchase of two 208,000 dwt Newcastlemax drybulk vessels, described above.

Vessels Under Management

During the period from June 2011 to July 2013, we entered into agreements with unaffiliated third parties to provide vessel management services for three drybulk vessels, including two Panamax and one Supramax drybulk carriers, for a fixed fee of $750 per day per vessel. These agreements may be terminated by either party upon advanced written notice to the other party, which in some instances would result in a severance fee. We provide these services pursuant to the same strategy applied to the vessels in our owned fleet.

During the period from September 2012 to September 2013, we entered into agreements with companies controlled by Oceanbulk Shipping LLC, a company minority owned by Ms. Milena Pappas, one of our directors, to provide vessel management services for six drybulk vessels, including four Capesize and two Supramax drybulk carriers, for a fixed fee of $750 per day per vessel. These agreements may be terminated upon advanced written notice to the other party, which in some instances would result in a severance fee. We provide these services pursuant to the same strategy applied to the vessels in our owned fleet.

Common Share Issuances

On July 25, 2013, pursuant to a rights offering, approved by our Board of Directors in April 2013, we issued and sold 15,338,861 shares of common stock, which resulted in gross proceeds of $80.1 million. The net proceeds are expected to be primarily used for orders for fuel-efficient dry-bulk vessels with some of the proceeds being reserved for working capital and general corporate purposes.

In September 2013, we issued 239,333 common shares that were awarded to our directors, officers and employees under the 2011 and 2013 Equity Incentive Plan. All the newly issued shares will vest on March 21, 2014. In addition, on the same day we issued 18,667 common shares, which represented the second and the third share installments awarded to Mr. Spyros Capralos, our Chief Executive Officer, pursuant to the terms of his consultancy agreement effective February 7, 2011. The second installment vested on February 7, 2013 and the third installment will vest on February 7, 2014.

On October 7, 2013, we issued and sold 8,050,000 common shares in an underwritten public offering, or the October 2013 Offering, which resulted in net proceeds of approximately $68.0 million.

Financial Information

During the year ended December 31, 2012 and the six months ended June 30, 2013 our total revenues were $86.2 million and $35.8 million, respectively.  During the same periods we had net loss of $314.5 million and net income of $2.0 million, respectively.

Corporate Information

We are a Marshall Islands corporation with principal executive offices at 40 Agiou Konstantinou Street, 15124, Athens Greece. Our telephone number at that address is 011-30-210-617-8400. We maintain a website on the Internet at http://www.starbulk.com. The information on our website is not incorporated by reference into this prospectus supplement and does not constitute a part of this prospectus supplement. We were incorporated in the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime, which was a special purpose acquisition corporation. We merged with Star Maritime on November 30, 2007 and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.

THE OFFERING

The following summary of the offering contains basic information about the offering and our common shares and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our common shares, please refer to the section of this prospectus entitled "Description of Common Stock."

Maximum number of Common Shares offered by the Selling Shareholders	7,731,776 common shares

Shares Outstanding as of October 21, 2013	29,059,671 common shares

Use of Proceeds	All common shares sold pursuant to this prospectus will be sold by the Selling Shareholders. We will not receive any of the proceeds from such sales.

Nasdaq Global Select Market Trading Symbol	SBLK

Risk Factors
An investment in our common stock involves certain risks. You should carefully consider the risks described under "Risk Factors" beginning on page 10 of this prospectus, as well as other information included or incorporated by reference into this prospectus before making an investment decision.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks set forth below and the discussion of risks under the heading "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Commission on March 20, 2013, and the other documents that are incorporated by reference in this prospectus. Please see the section of this prospectus entitled "Where You Can Find Additional Information - Information Incorporated by Reference." The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations.

We may be unable to comply with the covenants contained in our loan agreements, which would affect our ability to conduct our business.

Our loan agreements for our borrowings, which are secured by mortgages on our vessels, contain various financial and other covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity.

The market value of drybulk vessels is sensitive, among other things, to changes in the drybulk charter market, with vessel values deteriorating in times when drybulk charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the drybulk market, along with the oversupply of drybulk carriers and the prevailing difficulty in obtaining financing for vessel purchases, have adversely affected drybulk vessel values, including the vessels in our fleet. As a result, we may not meet certain minimum asset coverage ratios and other financial ratios which are included in our loan agreements.

If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

During the third quarter of 2013, we entered into amended loan agreements with our lenders, based on previously negotiated term sheets signed in December 2012.  Set forth below are certain financial and other covenants that are contained in our amended loan agreements that we are required to meet on certain testing dates.  The terms used herein not otherwise defined shall have the meanings ascribed to them in the applicable loan agreement.

Credit Agricole Corporate and Investment Bank

The following financial and other covenants regarding our $70.0 million loan agreement with Credit Agricole Corporate and Investment Bank, or Credit Agricole, were in effect as of December 31, 2012 and June 30, 2013:

•	"Asset coverage ratio" greater than 105%. As of December 31, 2012 and June 30, 2013, our "asset coverage ratio" was 121% and 131%, respectively.

•	"Maximum leverage ratio" less than 95%. As of December 31, 2012 and June 30, 2013, our "leverage ratio" was approximately 85% and 72%, respectively.

•
"Liquid funds" greater than $7.0 million, which is contingent upon the number of vessels owned by the Company. As of December 31, 2012 and June 30, 2013, our "liquid funds" were $20.0 million and $25.3 million, respectively.

ABN AMRO Bank

The following financial and other covenants regarding our $31.0 million loan agreement with ABN AMRO Bank, were in effect as of December 31, 2012 and June 30, 2013:

•	"Asset coverage ratio" greater than 75%. As of December 31, 2012 and June 30, 2013, our "asset coverage ratio" was 92% and 111%, respectively.

•
"Minimum market value adjusted net worth" greater than $30.0 million. As of December 31, 2012 and June 30, 2013, our "minimum market value adjusted net worth" was approximately $66.7 million and $85.9 million, respectively.

•	"Maximum leverage ratio" less than 110%. As of December 31, 2012 and June 30, 2013, our "leverage ratio" was approximately 90% and 76%, respectively.

•	"Interest coverage ratio" greater than 1.5:1.0. As of December 31, 2012 and June 30, 2013, our "interest coverage ratio" was 5.2:1.0 and 4.3:1.0, respectively.

•
"Minimum liquid funds" greater than $7.0 million, which is contingent upon the number of vessels owned by the Company. As of December 31, 2012 and June 30, 2013, we had "minimum liquid funds" of $20.0 million and $25.3 million, respectively.

Commerzbank AG

The following financial and other covenants regarding our $120.0 million and $26.0 million loan agreements with Commerzbank AG, were in effect as of December 31, 2012 and June 30, 2013:

•
"Minimum asset coverage ratio" greater than 80%. As of December 31, 2012 and June 30, 2013, under the $120.0 million loan agreement with Commerzbank AG we had a "minimum asset coverage ratio" of 98% and 106%, respectively, and under the $26.0 million loan agreement, we had a "minimum asset coverage ratio" of 108% and $109%, respectively.

•	"Market value adjusted equity ratio" greater than 15%. As of December 31, 2012 and June 30, 2013, we had a "market value adjusted equity ratio" of approximately 22% and 29%, respectively.

•
"Minimum liquid funds" greater than $7.0 million under both loans agreements, which is contingent upon the number of vessels owned by the Company. As of December 31, 2012 and June 30, 2013, we had "liquid funds" of $20.0 million and $25.3 million, respectively.

•	"Interest coverage ratio" greater than 1.5:1.0. As of December 31, 2012 and June 30, 2013, our "interest coverage ratio" was 5.2:1.0 and 4.3:1.0, respectively.

In addition, it shall be an event of default if, among other things, Mr. Petros Pappas ceases to be, at any time during the Security Period, the non-executive chairman of the Board.

HSH Nordbank, AG

The following financial and other covenants regarding our $64.5 million loan agreement with HSH Nordbank AG, or HSH, were in effect as of December 31, 2012 and June 30, 2013:

•	"Minimum asset coverage ratio" greater than 110%. As of December 31, 2012 and June 30, 2013, our "asset coverage ratio" was 111% and 152%, respectively.

•	"Minimum liquidity" of $0.2 million for each mortgaged vessel under this credit facility. As of December 31, 2012 and June 30, 2013, we had "minimum liquidity" of $0.6 million.

•
"Minimum market value adjusted net worth" greater than $30.0 million. As of December 31, 2012 and June 30, 2013, we had a "minimum market value adjusted net worth" of approximately $66.7 million and $78.6 million, respectively.

•	"Maximum leverage ratio" less than 90%. As of December 31, 2012 and June 30, 2013, we had a "leverage ratio" of approximately 79% and 73%, respectively.

•
"Liquid funds" greater than $7.0 million, which is contingent upon the number of vessels owned by the Company. As of December 31, 2012 and June 30, 2013, we had liquid funds of $20.8 million and $25.9 million, respectively.

•	"Interest coverage ratio" greater than 1.5:1.0. As of December 31, 2012 and June 30, 2013, our "interest coverage ratio" was 5.2:1.0 and 4.3:1.0, respectively.

These covenants will begin to gradually return to higher levels than currently apply. The terms of our amended loan agreements are more fully described in our Annual Report on Form 20-F filed on March 20, 2013.

Certain of our loan agreements also require that members of the Pappas family at all times own at least 5% of our outstanding capital stock and Mr. Petros Pappas continue to be the non-executive Chairman of the board. Mr. Petros Pappas was recently re-elected as a director of the Board to serve until the 2016 annual meeting of shareholders. In addition, we have agreed with certain of our lenders to increase our vessel management services to cover at least 10 third-party vessels by December 31, 2013. As of December 31, 2012 and June 30, 2013, we were in compliance with the amended financial and other covenants.

A significant amount of our common shares are concentrated in the ownership of investment funds controlled by Oaktree Capital Management L.P., or Oaktree, and investment funds controlled by Monarch Alternative Capital LP, or Monarch, whose interests may not coincide with yours.

In connection with our equity rights offering that was completed in July 2013 and the October 2013 Offering, Oaktree and Monarch, the Selling Shareholders listed in this prospectus, each acquired common shares representing approximately 21% of our issued and outstanding common shares. In connection with the equity rights offering we agreed with Oaktree and Monarch that each may appoint, subject to the approval of the Company's nominating committee, one individual for election to our board of directors as a Class B director. In August 2013, we appointed Mr. Roger Schmitz, the Monarch nominee, to our board of directors. Oaktree is expected to designate its nominee to our board of directors during 2013.

Oaktree and Monarch could have considerable influence on our corporate affairs and your interests as a holder of our common shares may differ from the interests of Oaktree and Monarch.

USE OF PROCEEDS

All of the common shares offered by the Selling Shareholders pursuant to this prospectus will be sold by the Selling Shareholders for their own accounts. We will not receive any of the proceeds from these sales.

PER SHARE MARKET PRICE INFORMATION

Since December 3, 2007 our common shares have traded on the Nasdaq Global Select Market under the symbol "SBLK". You should carefully review the high and low prices of Star Bulk common shares in the tables for the months, quarters and years indicated under the heading Item 9. "The Offer and Listing" in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference herein.

The table below sets forth the high and low prices for each of the periods indicated for our shares of common stock as reported by the NASDAQ Global Select Market.

Quarterly	High	Low
1st Quarter ended March 2013	$7.39	$5.75
2nd Quarter ended June 30, 2013	$7.73	$5.44
3rd Quarter ended September 30, 2013	$11.07	$5.38

Months	High	Low
October 2013 (through and including October 18, 2013)	$10.22	$7.92
September 2013	$11.07	$8.36
August 2013	$8.63	$6.05
July 2013	$6.35	$5.38
June 2013	$5.81	$5.44
May 2013	$7.73	$5.85
April 2013	$7.35	$6.00

CAPITALIZATION

The following table sets forth our capitalization table as of June 30, 2013, on

An Actual basis; and

An As Adjusted basis, as of October 21, 2013, to give effect to:

•	Loan repayments of $ 4.3 million;

•
The issuance and sale of 15,338,861 common shares on July 25, 2013, pursuant to a rights offering, approved by our Board of Directors in April 2013, which resulted in net proceeds of approximately $78.0 million, after deducting the estimated offering expenses of  $2.0 million;

•	The issuance in September 2013, of 239,333 shares that were awarded to our directors, officers and employees. All the newly issued shares will vest on March 21, 2014;

•
The issuance in September 2013, of 18,667 shares which represent the second and the third installments awarded to Mr. Spyros Capralos, our Chief Executive Officer, pursuant to the terms of his consultancy agreement effective February 7, 2011, the second installment vested on February 7, 2013 and the third installment will vest on February 7, 2014; and

•	The issuance and sale of 8,050,000 common shares in the October 2013 Offering, which resulted in net proceeds of approximately $68.0 million.

Other than these adjustments, there have been no significant adjustments to our capitalization since June 30, 2013. This table should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes for the six months ended June 30, 2013, included in our report on Form 6-K filed with the Commission on September 13, 2013 and incorporated by reference herein, and the consolidated financial statements and related notes included in our annual report for the year ended December 31, 2012 on Form 20-F filed with the Commission on March 20, 2013 and incorporated by reference herein.

	As of June 30, 2013
	Actual	As Adjusted
	(dollars in thousands except per share and share data)

Capitalization:
Total Debt (including current portion) (1)	$198,513	$194,200

Preferred shares, $0.01 par value; 25,000,000 shares authorized, none issued, actual and as adjusted	-	-
Common shares, $0.01 par value; 300,000,000 shares authorized 5,412,810 shares issued and outstanding actual 29,059,671 shares issued and outstanding as adjusted (2)	54	291
Additional paid-in capital	521,546	667,342
Accumulated deficit	(402,290)	(402,290)
Total shareholders' equity	119,310	265,343
Total capitalization	$317,823	$459,543

(1)	All of our debt is secured.
(2)	Does not include 2,093 common shares reserved for issuance under our 2013 Equity Incentive Plan.

SELLING SHAREHOLDERS

Based solely upon information furnished to us by the Selling Shareholders, the following table sets forth information with respect to the beneficial ownership of our common shares held as of the date of this prospectus by the Selling Shareholders. The Selling Shareholders are offering an aggregate of up to 7,731,776 of our common shares, which were acquired in private transactions. The Selling Shareholders may sell some, all or none of their shares covered by this prospectus.

Selling Shareholder	Common Shares Owned Prior to the Offering	Percentage of Class Prior to the Offering (3)	Total Common Shares Offered Hereby	Percentage of the Class Following the Offering (4)
Oaktree Value Opportunities Fund, L.P. (1)(5)	3,865,888	13.30%	3,865,888	0%
Monarch Alternative Solutions Master Fund Ltd(2)	187,806	*	112,497	*
Monarch Capital Master Partners II A LP (2)	1,327,372	4.57%	983,482	3.4%
Monarch Capital Master Partners II LP (2)	73,473	*	44,071	*
Monarch Debt Recovery Master Fund Ltd(2)	2,612,419	8.99%	1,596,999	5.5%
Monarch Opportunities Master Fund Ltd (2)	1,627,989	5.60%	944,823	3.3%
P Monarch Recovery Ltd. (2)	308,829	1.06%	184,016	*

----------
* less than one percent.

(1)
Oaktree Capital Management, L.P. is the investment adviser to a variety of funds including, without limitation, Oaktree Value Opportunities Fund, L.P., which has a business address of 333 S. Grand Avenue, 30th Floor, Los Angeles, CA 90071.  Additionally, as disclosed in Amendment No. 1 to the Schedule 13D filed with the Commission on October 7, 2013 by the Oaktree Selling Shareholder and certain of its affiliates, on October 7, 2013, Oaktree Opportunities Fund IX Delaware, L.P. and Oaktree Opportunities Fund IX (Parallel 2), L.P. purchased 2,251,325 common shares and 20,675 common shares, respectively, in the October 2013 Offering.

(2)
Monarch Alternative Capital LP is the investment adviser to a variety of funds including, without limitation, Monarch Alternative Solutions Master Fund Ltd, Monarch Capital Master Partners II A LP, Monarch Capital Master Partners II LP, Monarch Debt Recovery Master Fund Ltd, Monarch Opportunities Master Fund Ltd and P Monarch Recovery Ltd. (collectively, the "Monarch Selling Shareholders"). The business address of the Monarch Selling Shareholders is 535 Madison Avenue, New York, New York, 10022.

(3)	Based on 29,059,671 shares outstanding as of the date of this prospectus.
(4)	Assumes that the Selling Shareholders sell all of the common shares offered hereby.
(5)
OCM Investments, LLC (a subsidiary of Oaktree Capital Management, L.P., which is the investment adviser to Oaktree Value Opportunities Fund, L.P., or the Oaktree Selling Shareholder) is registered as a broker-dealer with the Commission and in all 50 states, the District of Columbia and Puerto Rico, and is a member of the U.S. Financial Industry Regulatory Authority.  The Oaktree Selling Shareholder purchased the common shares described above in the ordinary course of business, and at the time of such purchase, the Oaktree Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute such common shares.

In connection with our equity rights offering we entered into a registration rights agreement with Oaktree and Monarch, which has been filed as an exhibit to the registration statement of which this prospectus is a part, to provide them with certain registration rights.  In addition, we agreed with each of Oaktree and Monarch, to appoint, subject to the approval of the Company's nominating committee, one individual to our board of directors as a Class B director.  In August 2013, we appointed Mr. Roger Schmitz, the Monarch nominee, to our board of directors. Oaktree is expected to designate its nominee to our board of directors during 2013.

PLAN OF DISTRIBUTION

Selling Shareholders (which as used herein include any successor funds thereto, and their respective affiliates that are direct or indirect equity investors in us (including other successors in interest selling our common shares received after the date of this prospectus from a Selling Shareholder as a partnership distribution or other transfer)), may, from time to time, sell, transfer or otherwise dispose of our common shares, including on any stock exchange or quotation service on which our common shares are listed, in the over-the-counter market, through underwriters, through agents, to dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying negotiated prices (which may be above or below market prices prevailing at the time of sale) or otherwise.

The Selling Shareholders may sell, transfer or otherwise dispose of our common shares offered in this prospectus through:

•	One or more block trades in which a broker-dealer will attempt to sell the shares as agent, but may reposition and resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•
trading plans entered into by a Selling Shareholder pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	any combination of the foregoing; or

•	any other method permitted pursuant to applicable law.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of our common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The Selling Shareholders also may transfer our common shares owned by them in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common shares in the course of hedging the positions they assume.  The Selling Shareholders may also sell our common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities.  The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of our common shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders also may sell our common shares in open market transactions in reliance upon Rule 144 under the Securities Act, regardless of whether the shares are offered in this prospectus, provided that they meet the criteria and conform to the requirements of that rule.

There can be no assurance that the Selling Shareholders will sell any or all of our common shares offered by this prospectus.

The aggregate proceeds to the Selling Shareholders from the sale of our common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any.  Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.  We will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of our common shares may be "underwriters" within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling Shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

We have informed the Selling Shareholders that the anti-manipulation rules of Regulation M, promulgated under the Exchange Act, may apply to sales of our common shares by the Selling Shareholders in the market.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The Selling Shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of our common shares against certain liabilities, including liabilities arising under the Securities Act.

As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of our common shares pursuant to this prospectus.

At the time that any particular offering of common shares is made, to the extent required by the Securities Act, a prospectus or prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of common shares being offered, the purchase price of the common shares, the public offering price of the common shares, the names of any underwriters, dealers or agents and any applicable discounts or commission.

In order to comply with the securities laws of some states, if applicable, our common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states our common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the Nasdaq Global Select Market, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

We will bear the costs relating to the registration and sale of the common shares offered by this prospectus, other than any underwriting discounts and commissions and transfer taxes, if any.  We have agreed to indemnify the Selling Shareholders against certain  liabilities, including liabilities of any violation by the Company of the Securities Act and the Exchange Act applicable to the Company and relating to the registration of the shares offered by this prospectus that have not resulted from information provided by the Selling Shareholders.  We have agreed with the Selling Shareholders to use reasonable best efforts to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (a) such time as all of our common shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement and (b) Monarch and its affiliates and Oaktree and its affiliates each ceasing to own at least 5% of our outstanding common shares, if all of such common shares owned by them could be sold in any 90-day period pursuant to Rule 144 under the Securities Act without restriction as to volume or manner of sale.

As a result of requirements of the Financial Industry Regulatory Authority, or FINRA, formerly the National Association of Securities Dealers, Inc., the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by any Selling Shareholder for the sale of any securities being registered pursuant to Rule 415 promulgated by the Commission under the Securities Act.  If more than 5% of the net proceeds of any offering of common shares made under this prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such a FINRA member, the offering will be conducted in accordance with FINRA Rule 5121.

DESCRIPTION OF CAPITAL STOCK

Authorized Share Capital

Under our third amended and restated articles of incorporation, or our Articles, our authorized capital stock consists of 300,000,000 common shares, par value $0.01 per share, and 25,000,000 preferred shares, par value $0.01 per share, none of which were issued as of the date of this prospectus. All of our shares of stock are in registered form.

Common Stock

As of the date of this prospectus, we had 29,059,671 common shares outstanding out of 300,000,000 shares authorized to be issued. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends.  Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities.  The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares which we may issue in the future.

Share History

Reverse Stock Split

On October 15, 2012, we effected a 1-for-15 reverse stock split of our common shares.  This reverse stock split reduced the number of our outstanding common shares from approximately 81.0 million shares to approximately 5.4 million shares.

Equity Offerings

In July 2011, we offered and sold 1,113,334 common shares in an underwritten public offering for gross proceeds before expenses of approximately $28.8 million.

In July 2013, we offered and sold 15,338,861 common shares in a backstopped equity rights offering. We received gross proceeds of approximately $80.1 million.

In October 2013, we offered and sold 8,050,000 common shares in an underwritten public offering for gross proceeds before expenses of $70.8 million.

Equity Incentive Plans

On March 21, 2013, we adopted an equity incentive plan, which we refer to as the 2013 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. We reserved a total of 240,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The purpose of the 2013 Equity Incentive Plan is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants whose contributions to us are or may be important to our success and to align the interests of such persons with our stockholders. The various types of incentive awards that may be issued under the 2013 Equity Incentive Plan enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan. The plan permits issuance of restricted shares, grants of options to purchase common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights are exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

The Board may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Stockholder approval of plan amendments may be required in certain definitive, pre-determined circumstances if required by applicable rules of a national securities exchange or the Commission. Unless terminated earlier by the board of directors, the plan will expire ten years from the date on which the plan was adopted by the board of directors.

In 2007, 2010 and 2011, we adopted the 2007, 2010 and 2011 Equity Incentive Plans, respectively, and reserved for issuance 133,333 shares of our common stock under each plan. The terms and conditions of the 2007, 2010 and 2011 Equity Incentive Plans are substantially similar to those of the 2013 Equity Incentive Plan. All of the shares that were reserved for issuance under the 2007, 2010 and 2011 Equity Incentive Plans were issued and those grants remain in full force and effect.

Pursuant to the equity incentive plans, we have granted the following securities:

•
On February 4, 2010, an aggregate of 7,707 restricted non-vested common shares to all of our employees subject to applicable vesting of 4,624 common shares on June 30, 2010 and 3,083 common shares on June 30, 2011;

•
On February 24, 2010, an aggregate of 65,333 restricted non-vested common shares to the members of our board of directors subject to applicable vesting of 32,667 common shares on each of June 30 and September 30, 2010;

•
On October 20, 2010, an aggregate of 71,333 restricted non-vested common shares to the members of our board of directors and 9,333 restricted non-vested common shares to all of our employees. All of these shares vested on December 31, 2010;

•
On February 7, 2011, 28,000 common shares were granted to Mr. Spyros Capralos, the Company's Chief Financial Officer, pursuant to the terms of consultancy agreement with an entity owned and controlled by him. The shares vest in three equal installments on February 7, 2012, 2013 and 2014. The first installment of 9,333 was issued in April 2012 and the remaining two installments of 9,333 and 9,334 were issued in September 2013, to Mr. Spyros Capralos;

•
On May 12, 2011, an aggregate of 21,866 restricted non-vested common shares to Mr. George Syllantavos, our former Chief Financial Officer pursuant to an agreement dated May 12, 2011 covering the terms of his severance. All of these shares vested on August 31, 2011;

•	On January 17, 2012, 90,667 restricted common shares were granted to certain of our directors, officers, employees. The respective shares were issued on April 20, 2012 and vested on March 30, 2012;

•
On March 21, 2013, 239,333 restricted common shares were granted to certain of our directors, officers, employees. All of these shares will vest on March 21, 2014 and we plan to issue the respective shares during the third quarter of 2013;

•	On March 21, 2013, 12,000 restricted common shares were granted to our former director Mr. Espig, the respective shares were issued on June 27, 2013 and vested immediately.

•
On May 3, 2013, 28,000 common shares were granted to Mr. Spyros Capralos, the Company's Chief Financial Officer, pursuant to the terms of his renewal consultancy agreement with an entity owned and controlled by him. The shares vest in three equal installments on May 3, 2014, 2015 and 2016;

As of the date of this prospectus, 2,093 common shares are available under the 2013 Equity Incentive Plan.

Preferred Stock

Under the terms of our Articles, our board of directors has the authority, without any further vote or action by our shareholders, to issue up to 25,000,000 preferred shares. Our board of directors is authorized to provide for the issuance of preferred shares in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such shares of preferred stock. At the time that any series of our preferred shares are authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without stockholder approval, cause us to issue preferred shares which have voting, conversion and other rights that could adversely affect the holders of our common shares or make it more difficult to effect a change in control. Our preferred shares could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our stockholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our stockholders. In addition, our preferred shares could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common shares. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control in us or the removal of our management.

Directors

Our directors are elected by the affirmative vote of a majority of the shares of stock represented at the meeting. There is no provision for cumulative voting.

Our board of directors must consist of at least three members. Shareholders may change the number of directors only by amending the bylaws which requires the affirmative vote of holders of 70% or more of the outstanding shares of capital stock entitled to vote generally in the election of directors. The board of directors may change the number of directors only by a vote of not less than 66 2/3% of the entire board of directors. At each annual meeting, directors to replace those directors whose terms expire at such annual  meeting shall be elected to hold office until the third succeeding annual meeting. Each director shall serve his respective term of office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Interested Transactions

Our Second Amended and Restated Bylaws, or Bylaws, provide that no contract or transaction between the Company and one or more of its directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of our directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board of directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to our board of directors or the committee and our board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of our board of directors as defined in Section 55 of the Business Corporation Act, or the BCA, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest and as to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by our board of directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of our board of directors or of a committee which authorizes the contract or transaction.

Shareholder Meetings

Under our Bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Our board of directors may set a record date between 10 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the BCA for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for the shareholder's shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our Articles and Bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance policies providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our Articles and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles and Bylaws

Several provisions of our Articles and Bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.

Classified Board of Directors

Our Articles provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our common shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Blank Check Preferred Stock

Our Articles authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Business Combinations

Although the BCA does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of Marshall Islands and "interested shareholders," we have included these provisions in our Articles. Our Articles contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 70% of the outstanding voting stock that is not owned by the interested shareholder; or

•	the shareholder became an interested shareholder prior to the consummation of the initial public offering of shares of our common stock under the Securities Act.

For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 20% or more of the shares of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

Election and Removal of Directors

Our Articles prohibit cumulative voting in the election of directors. Our Articles and Bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our Articles and Bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our Bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual meeting of shareholders or by the unanimous written consent of our shareholders. Our Bylaws also provide that our board of directors, Chairman, or President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, shareholders are prevented from calling a special meeting and shareholder consideration of a proposal may be delayed until the next annual meeting.

Supermajority Provisions

The BCA generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting of shareholders is required to amend a corporation's articles of incorporation, unless the articles of incorporation requires a greater percentage. Our Articles provide that the following provisions in the Articles may be amended only by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors:

•	the board of directors shall be divided into three classes;

•	directors may only be removed for cause and by an affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;

•	the directors are authorized to make, alter, amend, change or repeal our bylaws by vote not less than 66 2/3% of the entire board of directors;

•
the shareholders are authorized to alter, amend or repeal our bylaws by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;

•	the Company may not engage in any business combination with any interested shareholder for a period of three years following the transaction in which the person became an interested shareholder; and

•
the Company shall indemnify directors and officers to the full extent permitted by law, and the company shall advance certain expenses (including attorneys' fees and disbursements and court costs) to the directors and officers. For purposes of these provisions, an "interested shareholder" is generally any person or entity that owns 20% or more of the shares of our outstanding voting stock or any person or entity affiliated with or controlling or controlled by that person or entity.

Advance Notice Requirements for Shareholders Proposals and Director Nominations

Our Articles and Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the immediately preceding year's annual meeting of shareholders. Our Articles and Bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede a shareholder's ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

Commission registration fee		$11,465
FINRA filing fee	$		*
Legal fees and expenses	$		*
Accounting fees and expenses	$		*
Printing and typesetting expenses	$		*
Blue sky fees and expenses	$		*
Miscellaneous	$		*

Total	$		*

*To be provided by a prospectus supplement or as an exhibit to a Report on Form 6-K that is incorporated by reference into this registration statement.

LEGAL MATTERS

The validity of the securities offered by this prospectus with respect to Marshall Islands law and certain other legal matters relating to United States and Marshall Islands law will be passed upon for us by Seward & Kissel LLP, New York, New York.

EXPERTS

The consolidated financial statements of Star Bulk Carriers Corp. appearing in Star Bulk Carriers Corp.'s Annual Report (Form 20-F) for the year ended December 31, 2012 and the effectiveness of Star Bulk Carriers Corp.'s internal control over financial reporting as of December 31, 2012, have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors Accountants S.A. is 11th km National Road Athens-Lamia, 14451, Metamorphosi Athens, Greece.

The consolidated balance sheet of Star Bulk Carriers Corp. and subsidiaries as of December 31, 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2011 have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. are located at Fragoklissias 3a & Granikou Street, Marousi, Athens 151 25, Greece.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission. You may read and copy any document that we file and obtain copies at prescribed rates from the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our filings are also available on our website at http://www.starbulk.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any applicable prospectus supplement are part of a registration statement that we filed with the Commission and do not contain all of the information in the registration statement.  The full registration statement may be obtained from the Commission or us, as indicated below.  Documents establishing the terms of the offered securities are filed as exhibits to the registration statement.  Statements in this prospectus or any applicable prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers.  You should refer to the actual documents for a more complete description of the relevant matters.  You may inspect a copy of the registration statement at the Commission's Public Reference Room in Washington, D.C., as well as through the Commission's website.

Information Incorporated by Reference

The Commission allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•
Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Commission on March 20, 2013, containing our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed;

•	Current report on Form 6-K, filed with the Commission on June 21, 2013, which contains an announcement about the commencement of rehabilitation proceedings of a charterer of one of our vessels;

•	Current report on Form 6-K, filed with the Commission on July 31, 2013, which contains the Company's Second Amended and Restated Bylaws;

•
Current report on Form 6-K, filed with the Commission on September 13, 2013, which contains Management's Discussion and Analysis of Financial Condition and Results of Operations and our unaudited interim condensed consolidated financial statements as of and for the six-months ended June 30, 2013; and

•
Current report on Form 6-K, filed with the Commission on October 1, 2013, which contains a press release announcing that we have entered into agreements for construction of five drybulk vessels with fuel efficient specifications.

We are also incorporating by reference all subsequent Annual Reports on Form 20-F that we file with the Commission and certain reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the applicable prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any applicable prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str.
Maroussi 15124, Athens, Greece
011-30-210-617-8400 (telephone number)

Information provided by the Company

We will furnish holders of shares of our common stock with Annual Reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. generally accepted accounting principles. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the Nasdaq Global Select Market, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," our officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.